1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/08/16:	Chunghwa Telecom and other network service providers jointly invest in APRICOT submarine cable construction

99.02	Announcement on 2021/08/20:	To announce the record date for dividend distribution (supplementary announcement)

99.03	Announcement on 2021/08/20:	To announce the resolution of Annual General Meeting to permit the Director to engage in competitive conduct

99.04	Announcement on 2021/08/20:	Major resolutions of 2021 Annual General Meeting

99.05	Announcement on 2021/09/07:	Light Era Development Co., Ltd., the Company’s subsidiary, announces Board of Directors’ authorization for co-construction in New Taipei City
99.06	Announcement on 2021/09/10:	Chunghwa Telecom announces its operating results for August 2021

99.07	Announcement on 2021/09/10:	August 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom and other network service providers jointly invest in APRICOT submarine cable construction

Date of events: 2021/08/16

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): APRICOT submarine cable

2.	Date of occurrence of the event: 2021/08/16

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

The total cost of the submarine cable will be shared by all parties of APRICOT consortium based on their investment proportionally. Chunghwa Telecom’s investment will exceed NT$1 billion.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): The supplier of the APRICOT submarine cable is SubCom.

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.

Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Following the payment schedule of the Supply Contract signed by APRICOT consortium and the supplier, SubCom.

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: To invite international major suppliers to run an open bid process

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal:

To increase international transmission bandwidth and a diversified cable route, providing customers optimization telecom services.

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: N/A

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

To announce the record date for dividend distribution (supplementary announcement)

Date of events: 2021/08/20

Contents:

1.	Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2021/08/20

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.306 per share.

4.	Ex-rights (ex-dividend) trading date: 2021/08/25

5.	Last date before book closure: 2021/08/26

6.	Book closure starting date: 2021/08/27

7.	Book closure ending date: 2021/08/31

8.	Ex-rights (ex-dividend) record date: 2021/08/31

9.	Any other matters that need to be specified:

(1) The proposal of 2020 Earnings Distribution was ratified by the Company's shareholders' meeting.

(2) Cash dividend is expected to be distributed on 2021/09/28.

EXHIBIT 99.03

To announce the resolution of Annual General Meeting to permit the Director to engage in competitive conduct

Date of events: 2021/08/20

Contents:

1.	Date of the shareholders meeting resolution: 2021/08/20

2.	Name and title of the director with permission to engage in competitive conduct:

Independent Director：Lo-Yu Yen

3.	Items of competitive conduct in which the director is permitted to engage:

Independent Director, Qisda Corporation

4.	Period of permission to engage in the competitive conduct:

During the term of being an Independent Director of the Company

5.	Circumstances of the resolution (please describe the results of voting in accordance with Article 209 of the Company Act):

The proposal has been approved by the majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares

6.

If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the directors (if it is not the operator of a Mainland-area enterprise, please enter “N/A” below): N/A

7.	Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.	Address of the mainland China area enterprise: N/A

9.	Operations of the mainland China area enterprise: N/A

10.	Impact on the company's finance and business: None

11.	If the directors have invested in the mainland China area enterprise, the monetary amount of the investment and their shareholding ratio: N/A

12.	Any other matters that need to be specified: None

EXHIBIT 99.04

Major resolutions of 2021 Annual General Meeting

Date of events: 2021/08/20

Contents:

1.	Date of the shareholders meeting: 2021/08/20

2.	Important resolutions (1)Profit distribution/ deficit compensation:

Ratified 2020 earnings distribution proposal with cash dividend NT$4.306 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.	Important resolutions (2)Amendments to the corporate charter:

Approved amendments to the Articles of Incorporation of the Company.

4.	Important resolutions (3)Business report and financial statements:

Ratified 2020 business report and financial statements.

5.	Important resolutions (4)Elections for board of directors and supervisors: None

6.	Important resolutions (5)Any other proposals:

(1)Approved Amendments to the Ordinance of Shareholders Meetings of the Company.

(2)Approved Amendments to the Rules for Election of Directors of the Company.

(3)Approved release of non-competition restrictions on Directors.

7.	Any other matters that need to be specified: None

EXHIBIT 99.05

Light Era Development Co., Ltd., the Company’s subsidiary, announces Board of Directors’ authorization for co-construction in New Taipei City

Date of events: 2021/09/07

Contents:

1.	Type of contract: Joint construction and allocation of housing units, and separate sale

2.	Date of occurrence of the event: 2021/09/07

3.	Counterparty to the contract and relationship with the Company: Chunghwa Telecom Co., Ltd., Parent Company

4.

Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

(1)	Land Lot: no. 1316 & 1317, Da-Tong South Section, Sanchong District, New Taipei City
(2)	Site Area: 1,552.72 square meters (approx. 469.70 Pings)
(3)	Estimated allocation ratio：Land owner (Chunghwa Telecom) 51.53%, Construction Party (Light Era) 48.47%
(4)	Estimated investment amount: approx. NTD$655.6 million

5.	Name of the professional appraisal firm or company and its appraisal opinion:
(1)	G-Beam Real Estate Appraisers Firm, estimated distribution ratio for Land Owner 51.21%, Construction Party 48.79%
(2)	Zonetai Real Estate Appraisers Firm, estimated distribution ratio for Land Owner 51.41%, Construction Party 48.59%

6.	Name of the real property appraiser:
(1)	Fang-zheng Li
(2)	Wei-yuan Zheng

7.	Practice certificate number of the real property appraiser:
(1)	(94) Taipei City, No. 000082
(2)	(105) Taipei City, No. 000234

8.	Concrete purpose of the acquisition: Co-development of land properties

9.	Any dissenting opinions of directors to the present transaction: No

10.	Whether the counterparty of the current transaction is a related party: Yes

11.	Date of the board of directors resolution: 2021/09/07

12.	Date of ratification by supervisors or approval by the audit committee: 2021/09/07

13.	The appraisal report has a limited price, specific price, or special price: No

14.	An appraisal report has not yet been obtained: No

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom announces its operating results for August 2021

Date of events: 2021/09/10

Contents:

1.	Date of occurrence of the event: 2021/09/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for August 2021:

The Company’s revenue was approximately NT$17.04 billion, income from operation was approximately NT$3.76 billion, net income attributable to stockholders of the parent was approximately NT$2.95 billion, EBITDA was approximately NT$6.98 billion and earnings per share was NT$0.38 for August 2021.

The Company’s revenue was approximately NT$133.3 billion, income from operation was approximately NT$29.79 billion, net income attributable to stockholders of the parent was approximately NT$23.68 billion, EBITDA was approximately NT$55.23 billion and earnings per share was NT$3.05 for the eight months ended August 31, 2021.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom

September 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Aug.	Net sales	17,035,427	17,002,235	(+) 33,192	(+)0.20%
Jan.-Aug.	Net sales	133,298,949	129,256,690	(+)4,042,259	(+)3.13%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,230

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-2,271

Settled Position	Total amount of contract	674,408
	The amount of realized gain(loss) recognized this year	-3,798

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	764,961
	Fair Value	-12,288
	The amount of unrealized gain(loss) recognized this year	-14,040

Settled Position	Total amount of contract	1,086,864
	The amount of realized gain(loss) recognized this year	-8,350

b Trading purpose : None